UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD

Specialized Disclosure Report
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Harsco Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-03970	23-1483991
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

350 Poplar Church Road Camp Hill, Pennsylvania	17011
(Address of principal executive offices)	(Zip Code)

Russell C. Hochman	(717) 763-7064
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission (“SEC”), Harsco Corporation (“we,” “our,” “Harsco,” or the “Company) has undertaken efforts to determine the Company’s conflict minerals reporting requirements1 for the period from January 1 to December 31, 2018.
The Company is a diversified, multinational provider of industrial services and engineered products serving global industries that are fundamental to worldwide economic growth and infrastructure development. The Company's operations consist of three reportable segments: Harsco Metals & Minerals, Harsco Industrial and Harsco Rail. The Company has locations in approximately 30 countries, including the U.S. The Company was incorporated in 1956.
We are subject to this rule as we have determined that, during 2018, conflict minerals were likely necessary to the functionality or production of products we manufactured or are contracted to manufacture. The Company, as a purchaser of component parts, is several steps removed from the mining of conflict minerals. We do not purchase raw ore or unrefined conflict minerals and we conduct no purchasing activities directly in the DRC or adjoining countries.
The Company has developed a policy statement to support the goals expressed by Congress in enacting Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The policy highlights the Company’s commitment to complying with the reporting and due diligence obligations required by SEC rules and regulations, and the Company’s expectations from its suppliers. In addition, the policy includes language encouraging suppliers to source responsibly. The policy resides on our corporate website (http://www.harsco.com/about-us/safety-and-environment.aspx). The information on the Company’s website does not constitute part of this Form SD.
We have conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the necessary conflict minerals originated in the DRC or an adjoining country or came from recycled or scrap sources.
We began our RCOI by identifying product categories and consumables that may contain conflict minerals. Initial product categories and consumables within this scope included fittings, paint, motors, coatings, air motors, admiralty brass, pipes, welding wire, wire, electrical fittings, lubricants, glass, bushings, electronics, cables, steel parts, fabricated parts, machine parts, castings, hydraulic parts, bearings, power transmissions and tubular parts. Using information derived from Harsco’s procurement systems, supplemented by information supplied by personnel in Harsco’s divisional supply chain, we produced a list of direct suppliers of components and raw materials that may contain conflict minerals. We then conducted a good faith RCOI to determine whether the necessary conflict minerals originated in the DRC or an adjoining country or came from recycled or scrap sources. Our RCOI process included conducting an inquiry of our direct suppliers using the Responsible Minerals Initiative’s Conflict Minerals Reporting Template (“CMRT”). We sent reminders to those suppliers that did not respond to our request to complete a CMRT. Based on the results of our RCOI, which indicated sourcing from the covered countries, we exercised due diligence on the source and chain of custody of the conflict minerals in accordance with the Organization for Economic Co-operation and Development framework2.
The Company has elected not to file disclosure under Item 1.01(c) of Form SD in accordance with the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued by the Division of Corporation Finance of the SEC on April 7, 2017.
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1 The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country.
2 OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing. http://dx.doi.org/10.1787/9789264185050-en.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Harsco Corporation

By:	/s/ Russell C. Hochman	Date: May 31, 2019
Russell C. Hochman
Senior Vice President, General Counsel, Chief Compliance Officer & Corporate Secretary